ETC BROKERAGE SERVICES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2021

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 EAST BROAD STREET, SUITE A, ELYRIA, OHIO 44035 • (440) 365-3115 • FAX: (440) 365-4668

ETC BROKERAGE SERVICES, LLC

TABLE OF CONTENTS
DECEMBER 31, 2021

RADACHI AND COMPANY

Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of ETC Brokerage Services, LLC
Westlake, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ETC Brokerage Services, LLC (the Company) as of December 31, 2021, and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2021 and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of ETC Brokerage Services, LLC as of December 31, 2021, and the results of their operations and their cash flows for the year then ended December 31, 2021, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of ETC Brokerage Services, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

<u>Supplementary Information</u>

The supplementary information on pages 14 and 15 has been subjected to audit procedures performed in conjunction with the audit of ETC Brokerage Services, LLC's financial statements. The supplementary information is the responsibility of ETC Brokerage Services, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.



<u>We have served as the Company's auditor since 2012.</u>

Elyria, Ohio
February 18, 2022

4

ETC BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

CURRENT ASSETS:

Cash and Cash Equivalents	$ 586,007		
Receivables:			
Clearing Organization	25,131		
Mutual Fund Income	1,097		
Prepaid Expenses	50,987		
Total current assets		$	663,222

OTHER ASSETS:

Goodwill	3,500		
Restricted Cash	261,008		
Total Other Assets			264,508
Total Assets		$	927,730

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:

Accounts Payable	$ 68,915		
Accrued Expenses	22,478		
Total current liabilities		$	91,393
MEMBER'S EQUITY			836,337
Total liabilities and members' equity		$	927,730

ETC BROKERAGE SERVICES, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE:

Commissions	$ 2,054,988	
Administrative fees	629,265	
Interest and dividends	1,257	
Mutual fund income	61,860	
Client fees	153,421	
Trading profit	140	
Other income	51,484	$ 2,952,415

EXPENSES:

Salaries and other compensation	610,590	
Employee benefits and taxes	140,898	
Trading errors	29,387	
Clearance	1,540,873	
Insurance	713	
Interest	51	
License and permits	68,976	
Monthly statement charges	57,071	
Office and administrative	353,359	
Postage	1,110	
Professional fees	64,080	
Regulatory fees	83,675	
Taxes	12,252	2,963,035

NET INCOME	$ (10,620)

The accompanying notes are an integral part of the financial statements.
See Report of Independent Registered Public Accounting Firm.

ETC BROKERAGE SERVICES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

BALANCE - Beginning of year	$	846,957
ADDITION: Net Income		(10,620)
BALANCE - End of year	$	836,337

ETC BROKERAGE SERVICES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(10,620)
Adjustments to Reconcile Net Income to Net Cash		
Provided by (Used by) Operating Activities:		
Changes in operating assets and liabilities:		
Decrease in Receivables		159,069
Increase in Prepaid Expenses		(9,181)
Decrease in Accounts payable and accrued expenses		(78,465)
Total Adjustments		71,423
Net Cash Provided by Operating Activities		60,803
NET INCREASE IN CASH AND CASH EQUIVALENTS		60,803
Cash and restricted cash at beginning of the year		786,212
Cash and restricted cash at end of the year	$	847,015

SUPPLEMENTAL CASH FLOW DISCLOSURES

Income Taxes Payments	$	12,252
Interest Payments	$	51

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67719

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ETC Brokerage Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Equity Way
(No. and Street)

Westlake	OH	44145
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven D. Bocan	440-323-5491	s.bocan@etcbrokerage.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Radachi and Company, Certified Public Accounts
(Name – if individual, state last, first, and middle name)

900 E. Broad St., Ste. A	Elyria	OH	44035
(Address)	(City)	(State)	(Zip Code)

02/17/2009	3474
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Steven D. Bocan_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___ETC Brokerage Services, LLC_____, as of ___December 31_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



LARISA STARUCH
NOTARY PUBLIC, STATE OF OHIO
Comm. No. 2015-RE-533061
My Commission Expires 5/19/2025

Signature:
Steven D. Bocan

Title:
Chief Compliance Office

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ETC BROKERAGE SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2021

Note 1.   Summary of Significant Accounting Policies:

A. Business Activity:

The Company operates principally in the securities industry as a broker-dealer on a fully disclosed basis and is registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is located in Westlake, Ohio and the majority of its customers are located in northeast Ohio with the remaining customers located throughout the United States.

B. Receivables:

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to expense when that determination is made.

C. Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

D. Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

E. Concentration of Risk:

The Company maintains cash balances at a bank and investment management company. The account at the bank is fully insured by the Federal Deposit Insurance Corporation and the account with the investment management company is not insured.

Approximately 99% of the Company's revenue is generated from the accounts of customers of Equity Trust Company and Equity Advisor Solutions, both related parties.

ETC BROKERAGE SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2021

Note 1.   Summary of Significant Accounting Policies (Continued):

F.   Goodwill:

Goodwill represents the excess of the cost of acquiring the Company over the fair market value of identified net assets at the date of acquisition, and is reflected at cost on the statement of financial condition.   FASB ASC 350 addresses the recognition and measurement of goodwill and other intangibles subsequent to their acquisition. Under those rules, goodwill will not be amortized but is subject to annual impairment tests. Upon qualitative review, we are not aware of any events that would require additional testing for goodwill impairment. No impairment expense was recorded in 2021.

G.   Revenue:

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product to a customer. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company provides only trading and brokerage services, and a related company provides trust and custody services.

Note 2.   Restricted Cash:

The Company has a deposit in escrow in the amount of $261,008 to cover the $250,000 that is required by Axos Clearing, a broker clearing house.

Note 3.   Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $769,969, which was $719,969 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.12 to 1.

ETC BROKERAGE SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2021

Note 4.   Report Disclosure:

Part III of the ETC Brokerage Services, LLC Focus Report (Form X-17A-5) dated December 31, 2021 and filed with the Securities and Exchange Commission is available for examination and copying at the principal office of the Company in Westlake, Ohio, and at the Chicago, Illinois regional office of the Commission.

Note 5.   Income Taxes:

The Company is a limited liability company that files its income tax returns on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss is included in the income tax returns of the individual members. Accordingly, no provision is made for federal or state income taxes in the financial statements.

The Company follows the provisions of FASB ASC 740, *Income Taxes*, that establishes a single approach to address uncertainty in the recognition of deferred tax assets and liabilities.

As of December 31, 2021, there were no positions for which management believes it is reasonably possible that the total amounts of tax contingencies will significantly increase or decrease within 12 months of the reporting date. The 2018 through 2020 tax years remain subject to examination by the IRS.

The Company files tax returns in the U.S. federal jurisdiction, two state jurisdictions, and a local jurisdiction. As of 2021, no uncertain tax positions are under audit for any of the Company's tax jurisdictions.

Note 6.   Related Party Transactions:

The Company has operating agreements with related parties, Equity Administrative Services, Inc. (EASI) and Equity Advisor Solutions (EAS), to provide broker support functions. The agreements require annual payments $379,265 from EAS and $250,000 from EASI. Administrative fee income amounted to $629,265 for the year ended December 31, 2021.

Equity Administrative Services, Inc., a related party, provides office space, equipment, technology services, and administrative services to the Company.

Note 7.   Retirement Plan:

Contributions to the 401(k) plan amounted to $4,268 for the year ended December 31, 2021.

Note 8.   Fair Value Measurements:

Accounting Standards Codification (ASC) 820 defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require fair value measurements.

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobserved inputs (Level 3 measurement). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in active markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable inputs for substantially the full term of the asset or liability.

If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurements.

ETC BROKERAGE SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2021

Note 8.   Fair Value Measurements (Continued):

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level or any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following are descriptions of the valuation methodologies used for assets measured at fair value.

Money market funds: Valued at the net asset value of shares held by the Company at year-end.

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

The following table presents investments measured at fair value by classification within the fair value hierarchy at December 31, 2021:

	Level 1	Level 2	Level 3	Total
Cash and money market funds	$ 586,007	$ -0-	$ -0-	$ 586,007
Total assets at fair value	$ 586,007	$ -0-	$ -0-	$ 586,007

Note 9.   Commitments and Contingencies:

Contingencies:

At December 31, 2021, the company is named as a defendant in a lawsuit. The Plaintiff makes clear that it does not assert any claim against ETC Brokerage Services, LLC. However, they have not been dropped from the case, and an arbitration will take place in the Supreme Court of Alabama. It appears there is no liability to be recorded on behalf of the company, and the company has insurance coverage for this matter.

Note 10.   Subsequent Events:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 14, 2022, the date the financial statements were issued.

ETC BROKERAGE SERVICES, LLC

SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

NET CAPITAL

Total Members' Equity $ 836,337

Deductions/Charges:

  Non-allowable Assets:

    Other assets 55,584

Net Capital before haircuts on securities positions 780,753

Haircuts on securities:

  Trading and investment securities:

    Other securities 10,784

Net Capital $ 769,969

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

  Accounts payable $ 68,915

  Accrued expenses 22,478

    Total aggregate indebtedness $ 91,393

ETC BROKERAGE SERVICES, LLC

SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 6,093
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 719,969
Excess net capital at 1500%	$ 763,876
Excess Net Capital at 1000%	$ 760,830
Ratio of aggregate indebtedness to net capital	0.12 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATON
(Included in Part II of Form X-17A-5 as of December 31, 2021)

Net capital, as reported in company Part II unaudited FOCUS report	$ 769,969
Increase in assets	0
Increase in liabilities	0
Net capital per above	$ 769,969



RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying ETC Brokerage Service, LLC's Exemption Report, in which (1) ETC Brokerage Services, LLC identified the following provisions of 17 C.F.R. 15c3-3(k) under which ETC Brokerage Services, LLC claimed an exemption from 17 C.F.R. 15c3-3: (k)(2)(ii) and (2) ETC Brokerage Services, LLC stated that ETC Brokerage Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. ETC Brokerage Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ETC Brokerage Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(ii) of Rule 15c3-3 under Securities Exchange Act of 1934.

Radachi & Company

Elyria, Ohio

February 7, 2022

F:\ETC BROKERAGE SERVICES LLC (00918)\Exemption Reporting - Amended Rule 17a-5\Auditor's Review Report on Exemption Report.docx

ETC BROKERAGE SERVICE, LLC'S EXEMPTION REPORT

ETC Brokerage Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

ETC Brokerage Services, LLC

I, Steve Bocan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Steven D. Bocan_

Title: Chief Compliance Officer

Date: 02/08/2022

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC
ASSESSMENT RECONCILIATION

To the Members
of ETC Brokerage Services, LLC
1 Equity Way
Westlake, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by ETC Brokerage Services, LLC and the SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of ETC Brokerage Services, LLC (the Company) for the year ended December 31, 2020, solely to assist you and the SIPC in evaluating ETC Brokerage Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;



3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

No Findings were found as a result of applying the procedures.

This agreed-upon procedure engagement was conducted in accordance with the attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on ETC Brokerage Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of ETC Brokerage Services, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Radachi and Company

February 18, 2022